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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SEABOARD CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value
(Title of Class of Securities)

811543107
(CUSIP Number of Class of Securities)

David M. Becker
Senior Vice President and General Counsel
Seaboard Corporation
9000 West 67th Street
Shawnee Mission, Kansas 66202
(913) 676-8800
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Keith M. Townsend
King & Spalding
1180 Peachtree Street NE
Atlanta, Georgia 30309
(404) 572-4600

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of filing fee(2)

$100,000,000	$12,880

(1)
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $100 million in aggregate of up to 33,898 shares of common stock, par value $1.00 per share, at the maximum tender offer price of $2,950 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset, as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by Seaboard Corporation, a Delaware corporation ("Seaboard" or the "Company"), to purchase for cash up to $100 million in value of shares of its common stock, par value $1.00 per share (the "Shares"), at a price of not less than $2,500 nor greater than $2,950 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 12, 2014 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer")), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is Seaboard Corporation. The address and telephone number of the issuer's principal executive offices are 9000 West 67th Street, Shawnee Mission, Kansas 66202, (913) 676-8800.

        (b)   The subject securities are Shares of Seaboard Corporation. As of April 30, 2014, there were 1,187,288 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

        (c)   Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading "Section 8—Price Range of Shares; Dividends; Prior Stock Purchases" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person to which this Schedule TO relates is Seaboard Corporation. The address and telephone number of Seaboard Corporation is set forth under Item 2(a) above. The names of the directors and named executive officers of Seaboard Corporation are as set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of Seaboard Corporation, including the person ultimately in control of Seaboard Corporation (Steven J. Bresky), is c/o Seaboard Corporation, 9000 West 67th Street, Shawnee Mission, Kansas 66202, (913) 676-8800.

Item 4.    Terms of the Transaction.

        (a)   The material terms of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Proration," "Section 2—Purpose of the Offer; Certain Effects of the Offer," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditional Tender of Shares," "Section 7—Conditions of the Offer," "Section 9—Source and Amount of Funds,"

"Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 14—Material U.S. Federal Income Tax Consequences" and "Section 15—Extension of the Offer; Termination; Amendment" are incorporated herein by reference.

        (b)   Information regarding purchases from officers, directors and affiliates of Seaboard Corporation set forth in the Offer to Purchase under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under the headings "Section 8—Price Range of Shares; Dividends; Prior Stock Purchases" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (b)   Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (c)   Information regarding any plans or proposals set forth in the Offer to Purchase under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b)   [Not Applicable]

        (d)   [Not Applicable]

Item 8.    Interest in Securities of the Subject Company.

        The information set forth under the heading "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth under the headings "Summary Term Sheet" and "Section 16—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   [Not Applicable]

        (b)   [Not Applicable]

Item 11.    Additional Information.

        (a)(1)  The information set forth under the headings "Section 10—Certain Information Concerning the Company" and "Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth under the heading "Section 2—Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

        (a)(5)  To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (c)       The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 12, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 12, 2014
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 12, 2014
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press release announcing the Tender Offer, dated May 12, 2014
(b)	None
(d)	None
(g)	None
(h)	None

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEABOARD CORPORATION
Date: May 12, 2014	By:	/s/ STEVEN J. BRESKY President and Chief Executive Officer

 INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 12, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 12, 2014
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 12, 2014
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press release announcing the Tender Offer, dated May 12, 2014
(b)	None
(d)	None
(g)	None
(h)	None

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS